Filed by Freescale Semiconductor, Ltd.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under

the Securities Exchange Act of 1934

Subject Company: Freescale Semiconductor, Ltd. (Commission File No. 001-35184)

The following communications were distributed by Freescale Semiconductor, Ltd. (the “Company”) on April 21, 2015, in connection with the proposed business combination between the Company and NXP Semiconductors N.V. (“NXP”).

Subject: Update on proposed merger: Milestones and NXP CEO Direct Reports after Closing

TO:	FSL Employees
FR:	Rick Clemmer, President & CEO
NXP Semiconductors

It has been about seven weeks since we announced plans to merge NXP and Freescale and create the industry’s fourth largest company. A lot has happened since then and we are making good progress on the planning to merge the two companies. I am pleased to let you know that we are working through the regulatory process, and have taken a big step with the preliminary filing of the Form F-4 with the U.S. Securities and Exchange Commission (SEC).

We have established an Integration Steering Committee (SteerCo) comprised of myself, Peter Kelly, Ruediger Stroh and Kurt Sievers from NXP and Gregg Lowe and Dan Durn from Freescale. This team will set integration objectives, make key strategic decisions, appoint key integration leaders and approve major integration investments for Day 1 of the proposed merger. Current expectation is that the combination of the two companies will be completed in the second half of this year. We will continue to keep you informed as we have news and post updates when available at (hyperlink to internal integration website.)

Please remember that, until the proposed merger closes, we will continue to operate as two separate companies.

We have also established an Integration Management Office (IMO) under the leadership of Henri Ardevol with Maarten Dirkzwager from NXP, and Karen Rapp from Freescale to support the merger. They will develop the integration plan and oversee its execution through various work streams to prepare everything for “Day 1”, the first day we officially become one company.

In addition to the above achievements, I have decided on who is going to report to me in what role in the combined entity:

• Chief Financial Officer	Peter Kelly

• Security & Connectivity Business Unit	Rudy Stroh

• Automotive Business Unit	Kurt Sievers

• Digital Networking Business Unit	Tom Deitrich

• Standard Products Business Unit	Frans Scheper

• RF Power Business Unit	Paul Hart

• Chief Sales & Marketing Officer	Steve Owen

• Head of Technology & Operations	David Reed

• Chief Human Resource Officer	Dennis Shuler

• General Counsel	Guido Dierick

Click here to view their brief video introduction.

Please click here to see the organization chart after closing.

The Members of my staff will be based in different locations around the world reflecting the global nature of our business. My direct reports will officially assemble when the proposed merger is completed. Until then, the current leaders of each business in NXP and Freescale will continue leading their current teams and closely work together to plan the integration, which will involve a lot of activity and cooperation on both sides.

Next Steps and Upcoming Milestones

The IMO has defined anticipated results for the coming months and I’d like to share those with you:

April 2015

•	Identify integration work streams and assign teams and team leads

•	Understand “as is” structures, processes and systems at NXP and Freescale

•	Draft Day 1 expectations for working as one combined entity

May 2015

•	Begin the design phase of the merger process to prepare for a successful Day 1

•	Begin selecting best business processes and IT systems between NXP and Freescale

Summer 2015

•	Special shareholder meetings for Freescale and NXP; expect final decision from Freescale and NXP shareholders on proposed merger

Second Half of 2015

•	Target closing of proposed merger and begin operating as one company

I would like to thank all of you for your continued focus on meeting and exceeding your business commitments and delighting our customers.

Questions and Answers

Q:	What process was used to select Rick Clemmer’s direct reports in the combined entity?

A:	NXP CEO Rick Clemmer personally managed the selection process, including consultation with Gregg Lowe and various management members of both companies.

Q:	Were members of Freescale’s Senior Leadership Team (SLT) or NXP’s Management Team (MT) who were not named considered for those roles?

A:	Yes.

Q:	What will Rick Clemmer’s direct reports in the combined entity be doing between now and the close of the merger as individual leaders or as a team?

A:	Until then, the current leaders of each organization will continue leading their teams and will closely work together to do the planning of the integration that will involve a lot of cooperation from both sides.

Q:	In what way will Rick Clemmer’s direct reports for the combined entity engage with Freescale/NXP prior to the close of the merger?

A:	We plan to have an informal Q&A session with each team in the coming weeks. In addition, Rick’s direct reports will be engaged in the selection process of their new teams in the combined company and take a direct leadership role in the integration process for their BU/ Function while working very closely with their counterpart. Outside of that, the new leadership team will remain in their current roles and functions, operating as two separate companies until the merger is complete.

Q:	How should employees engage with the new NXP leadership team members between now and the close of the merger?

A:	There will be many opportunities in upcoming meetings, Townhalls and communications to discuss or ask questions to these leaders.

Q:	When will NXP CEO Rick Clemmer host another Townhall with Freescale employees?

A:	We will be hosting multiple meetings, Townhalls and roundtables with key executives including Rick Clemmer in the coming months up to the proposed merger date.

Q:	When will the new NXP leadership team name their direct staff?

A:	We plan to announce their staff members in the coming months.

Q:	What does this announcement mean for NXP’s Technology & Operations and Freescale’s Manufacturing Operations organization?

A:	As previously announced, there are no plans to change the manufacturing footprint of the combined company. As head of Technology & Operations, David Reed will work with Rick Clemmer, Sean Hunkler and other members of both management teams to determine the organizational structure, which will be shared as soon as possible.

Q:	What does this announcement mean for Freescale’s and NXP’s global Finance, Human Resources, Security, Sales and Marketing organizations and our Law department?

A:	The new business unit and functional structures for the combined company are in development and will be announced as soon as possible.

Q:	What actions / steps will take place between now and the close of the merger?

A:	April 2015

•	Identify integration work streams and assign teams and team leads

•	Understand “as is” structures, processes and systems at NXP and Freescale

•	Draft expectations for Day 1 of operations as one combined entity

May 2015

•	Begin the design phase of the merger process to prepare for a successful Day 1

•	Begin determining optimal business process solutions and IT systems between NXP and Freescale

Summer 2015

•	Special shareholders meetings for Freescale and NXP; expect final decision from Freescale and NXP shareholders on merger

Second Half of 2015

•	Finalize merger with combined entities and begin operating as one company

Q:	Will we be exiting or combining any Freescale or NXP facilities / sites as part of the merger?

A:	None of these decisions have been made at this time. There are work streams for every major component of the integration in place with leaders from each company that are working through these details. These workstream leads will propose plans such as combination of facilities and other key items to the Integration Steering Committee (SteerCo) for approval.

Q:	What feedback have we received from customers and partners about the Freescale-NXP merger?

A:	Customers and partners have voiced multiple benefits on the proposed merger. The most pronounced feedback has been excitement about the added product breadth of the proposed combined entity.

Q:	What is being announced to Freescale and NXP customers about the new NXP leadership team?

A:	Freescale and NXP sales leaders and relationship owners will address the announcement directly with key customers.

Q:	Who has been announced as Rick Clemmer’s direct reports in the combined entity?

A:	The leadership team will be comprised of the following:

•	Chief Financial Officer - Peter Kelly (hyperlink to video)

•	Security & Connectivity Business Unit - Rudy Stroh (hyperlink to video)

•	Automotive Business Unit - Kurt Sievers (hyperlink to video)

•	Digital Networking Business Unit - Tom Deitrich (hyperlink to video)

•	Standard Products Business Unit - Frans Scheper (hyperlink to video)

•	RF Power Business Unit - Paul Hart (hyperlink to video)

•	Chief Sales & Marketing Officer - Steve Owen (hyperlink to video)

•	Head of Technology & Operations - David Reed (hyperlink to video)

•	Chief Human Resource Officer - Dennis Shuler (hyperlink to video)

•	General Counsel - Guido Dierick (hyperlink to video)

Q:	When will Rick’s direct reports be officially in place?

A:	The new leadership team will be in place on “Day 1” – the first day of operations as one company.

Q:	Does the announcement of Rick Clemmer’s direct reports in the combined entity change the rules of engagement?

A:	Absolutely not. Until the proposed merger closes, we will continue to operate as two separate companies, and the current rules of engagement remain unchanged. Customers should not communicate any FSL / NXP NDA or company confidential information to NXP / FSL representatives respectively until Day 1 when we are one company.

Q:	When the merger closes, what will happen to the Freescale SLT members and NXP MT members who were not named?

A:	We will address this once the merger closes. Until then, the existing Freescale SLT members and existing NXP MT members are supporting their teams and driving results.

Q:	Where do Freescale’s Analog & Sensors, Automotive MCU and Microcontrollers product groups fit in the NXP organizational structure?

A:	The Freescale Analog & Sensors and Automotive MCU product groups will report into the Automotive Business Unit led by Kurt Sievers. The Freescale Microcontroller product group will report into the Security & Connectivity Business Unit led by Rudy Stroh. These changes will take place once the proposed merger is complete. Kurt and Rudy are working with management from both companies including James Bates, Bob Conrad and Geoff Lees to design the structure of their respective business units. We will communicate this as soon as it is final.

Q:	What does this announcement mean for Freescale and NXP’s Technology & Operations organization and Manufacturing Operations organization?

A:	As previously announced, there are no plans to change the manufacturing footprint of the combined company.

Q:	What does this announcement mean for Freescale’s and NXP’s global Finance, Human Resources, Security, Sales and Marketing organizations and our Law department?

A:	The new business unit and functional structures for the combined company are in development and will be announced as soon as possible.

Q:	Why are we announcing the new NXP leadership team members today?

A:	Openness and transparency are key, especially in events of this magnitude, and we want to provide as much clarity throughout the merger process as possible.

Q:	Who are the potential buyers of NXP’s RF business? What is the timeline for selling NXP’s RF business?

A:	Discussions are ongoing with significant levels of interest and details will be announced as soon as possible.

Q:	When is the merger expected to close?

A:	At the moment, we expect the merger to close in the second half of 2015.

CEO’s Direct Reports Videos

Peter Kelly

EVP Chief Financial Officer

Hi, I’m Peter Kelly, NXP’s Chief Financial Officer. As such, I am responsible for all the financial aspects within NXP, including our actuals, forecast, internal and external reporting, treasury, tax and corporate strategy.

I’ve lived all over the world, I have a dual nationality –British and American— and I was integral to both the architecture and negotiation of the deal.

And I think the merger is not only a game changer for the industry, but it completely changes the landscape of the semiconductors’ base.

Not only are we now the fourth largest semiconductor player, we are also the semiconductor player with the largest growth opportunity in front of us.

So I think we have not only the opportunity to solidify our position over the next few years, but to significantly strengthen it.

I just think this is a fantastic opportunity for us all and I look forward to working with you.

Rudy Stroh

EVP & General Manager Security & Connectivity

Hi, I’m Rudy Stroh, responsible for the Business Unit Security & Connectivity.

I’ve been with NXP for the last six years and before that I worked for Siemens, I worked for Infineon, run a few start-ups in Silicon Valley and Europe, then joined Agere Systems on the East-Coast, which we merged later on with LSI on the West-Coast, which finally brought me back to San Jose, because that’s where I lived for the last 20 years.

But look at the proposed merger of Freescale and NXP, I’m really, really excited about the opportunities that we can see on the horizon there.

You know, whether it is the microcontroller portfolio, combined with our security, with the connectivity and a lot of other competences and people and technologies, I think it’s a fantastic chance for us to continue to lead in Secure Connections for a Smarter World.

There is so much that goes through our brains that we easily get carried away in the future opportunity. However, we all have gained, both companies have gained, a lot of credibility and trust with customers and with suppliers and also with investors that we do what we said we will do. So let’s continue to be focused on meeting and exceeding our commitments and our plans.

We can’t miss a beat, because it will allow us to have a jump-start after Day One if we deliver on our commitments.

So, I want to encourage everybody to really help us to make this the most successful merger in the company, by delivering on what we have committed in our plans.

Once we get to Day One, I just can’t wait to work with everybody and go and unlock the full potential of this combined entity and achieve a true leadership position in Security & Connectivity, so to say, the Secure Connections for a Smarter World.

Kurt Sievers

EVP & General Manager Automotive

I’m Kurt Sievers. I’ve been privileged to lead the Automotive Business of NXP Semiconductor for the past five plus years.

Quite an exciting time where, with teams across boundaries, across functions, we’ve transformed this business from something a bit sluggish in the beginning to what is today the most profitable automotive semiconductor business in the world and we have outgrown the industry for the past couple of years. And I’m really, really proud and thrilled by that.

Now, looking into the future, look into our proposed merger. What a unique opportunity coming up!

The industry we are operating in is going to change in the next five years much more than is has probably changed in the past 30 to 40 years. And that change is going to be all around connected cars, wonderfully connected cars, which will be safer and which will be so much more convenient as part of the Internet of Things.

And we together are going to lead this, we are going to be the number one automotive semiconductor company in the world, which has the best starting point, the best possible position to drive, lead and benefit from that change.

I invite you all, deep from my heart, to join me, to help me, to support me, to lead with all of your personal experiences, all of your backgrounds, all of your creativity, to build something which I know is going to be unique.

We are going to be the one leader in this industry and by connecting all of your brains and all of your experiences into this, we will be unstoppable and unbeatable.

Really, really looking forward to that. Thank you very much in advance for joining me on this exciting journey. Thank you.

Tom Deitrich

General Manager Digital Networking

Hello, my name is Tom Deitrich and I lead the Digital Networking Business.

For the past 8 years I’ve been with Freescale and I have had the opportunity to work with several of our businesses. Prior to Freescale, I was with GE from the United States, Ericsson from Sweden, Sony from Japan, and Flextronics from Singapore.

Our world is becoming smarter and more connected every day. As we look towards Day 1 of the new combined company, Digital Networking stands ready to add a dynamic dimension to the portfolio, efficiently processing the world’s data traffic – from the connected automobile to the secure microcontroller based edge nodes— we are excited to do our part.

During my 20 year career, I have been part of numerous mergers, acquisitions and joint ventures. Each one is unique and exciting, but what I have found to be common among all of them is that success lies in transparency, consistency of action, and perhaps, most of all, effort.

I encourage everyone to take the extra step to help a colleague, spend the extra time to explain how a system or a process works and I know that the effort will pay off. Effort matters, and it will create a stronger company for all of us. Thanks.

Frans Scheper

EVP & General Manager Standard Products

I’m Frans Scheper, I’m in NXP responsible for the Standard Product business.

Standard Products is about a $1.2 billion business in the company. We are selling everything, from discretes, to logic, to power devices, to bi-polar discretes, everything which I would say is a discrete component.

Why I think the next step is great, working together with Freescale and becoming one big company, is because there are so many new customers and new industries that will become available for us.

This opportunity is a once in a lifetime opportunity and I think we can make a big step forward.

Also, from the regional perspective I see many chances. The presence in the U.S. will really help us, that’s normally the area where we are a little bit less represented and we can work really great together. Our presence in Europe and China is very big, so all together it makes a lot of sense.

And also, for Standard Products, as an entity, this will give a good opportunity to grow even further.

I think the technologies, regional presence and the knowledge in applications of Freescale will give us a lot of added value.

I really look forward to work together on that one and I think we can become together a really great company.

Paul Hart

RF Power

Hello, I’m Paul Hart, and I will be joining the NXP Management Team – leading the RF Power business.

I started my career with Freescale 15 years ago, working first in R&D and then applications. This background has focused my priorities in two main areas.

The first is driving innovation to build product differentiation and create opportunities for new market expansion. The second is our customers. I feel that applying innovation to address our customers’ concerns is the best path to ensuring consistent business success.

When I think about this merger, I am extremely excited by the potential of leveraging technology and innovation. The future of innovation is bright and this merger of two great technology leaders – NXP and Freescale – will propel us to even greater successes together!

Steve Owen

EVP Sales & Marketing

Hi, my name is Steve Owen, EVP Sales NXP Semiconductors.

I’ve been in the company around 17 years now. The last ten years I’ve worked in the Security Business, which involves selling chips to passport manufacturers, ID cards, transit companies, as well as many, many new spaces. And this is why it’s really interesting that we have this merger taking place at this time.

The exciting change that we are going to see, as we merge the two companies is that the IOT space –smart home, connected car, cloud services— is going to need more and more security. So with the products from Freescale, the smart machines that you have, along with the security and connectivity products that NXP has, we have the perfect scenario for exciting our customers in developing many of these new markets together. So I am really excited to be able to connect with you on that topic.

In the next six months, however, it’s really important that we get very, very close to all our customers, both old and new, excite our customers about what’s happening, so that they’re helping us design the future together.

And the one thing we are going to make sure is that we build the strongest team in the industry and really go kick it out there. So I’m looking forward to meeting you, very, very soon. Thanks.

David Reed

Head of Technology & Operations

My name is David Reed and I will lead Technology and Operations.

This role supports our global operations for technology development, supply chain, quality, internal and external manufacturing, new product introduction, design automation, and procurement.

I’m originally from Munich and have lived in many countries around the world: Germany, Italy, Japan, The Philippines, Singapore, and the United States.

Throughout my career I have been building upon my global experience with operations, technology, and customers from roles at Texas Instruments, GLOBALFOUNDRIES, and Freescale.

In my work up until now, I have focused on time-to-revenue, partnering with the business units, and executing to our customer commitments.

Now, I’m looking forward to being part of this journey with NXP, while knowing that with our products and solutions, we impact the day-to-day life for millions of people across the globe.

I’m very excited to be part of this milestone in our company, and I know we can do great things together.

Thank you.

Dennis Shuler

Chief Human Resources Officer

Hi, my name is Dennis Shuler and I’m the Chief HR Officer for NXP.

I got two major responsibilities here as I see them. First is to attract, fully develop and retain the world’s best talent. The second is to anticipate and build the required organizational capabilities to sustain the growth path that we have been on in this high-tech fast-growth industry that we compete in.

Now, I have come to NXP with specific experience working elsewhere, in both media entertainment and consumer products. I’m hopeful that my prior merger and acquisitions experience can be brought to bear in a positive manner, as we plan through the Freescale merger integration process.

What separates good companies from great companies is the ability to create a highly aligned, highly committed workforce that’s centered down the same common set of objectives. Whether you work in Austin, whether you work in Hamburg, Eindhoven or Singapore, everybody is kind of tacking to the same point on the horizon.

The Freescale merger represents a once in a lifetime opportunity for us. I’m looking forward to meeting all of you in the future. Thank you very much.

Guido Dierick

EVP General Counsel

Hello, I’m Guido Dierick, the General Counsel, I’m responsible for Legal and IP.

We have a small, but strong team and the main reason that we can be effective is that we focus.

We spend our time on the biggest issues and opportunities and we just accept that we can’t address all of them, and that’s how we free up time for the real big issues.

We will have access to a large source of innovative answers to technical and challenging questions and of course protected by an immense patent portfolio.

Doors have opened for us as a company, open much wider than we could have hoped, and under the proposed merger NXP will have access to a greatly expanded portfolio of products and IP.

And this is all just ahead of us. I’m incredibly excited to be part of it.

RICK CLEMMER
CEO
COMPANY CONFIDENTIAL – INTERNAL USE
PETER KELLY
CHIEF FINANCIAL OFFICER
FINANCE
GUIDO DIERICK
LEGAL COUNSEL
LEGAL
DAVID REED
HEAD OF TECHNOLOGY / OPERATIONS
TECHNOLOGY &
OPERATIONS
STEVE OWEN
HEAD OF SALES / MARKETING
SALES &
MARKETING
DENNIS SHULER
CHIIEF HUMAN RESOURCES OFFICER
HUMAN
RESOURCES
RUDY STROH
GENERAL MANAGER
SECURITY &
CONNECTIVITY
KURT SIEVERS
GENERAL MANAGER
AUTOMOTIVE
TOM DEITRICH
GENERAL MANAGER
DIGITAL
NETWORKING
FRANS SCHEPER
GENERAL MANAGER
STANDARD
PRODUCTS
PAUL HART
GENERAL MANAGER
RF POWER
CEO’S DIRECT REPORTS

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transaction between the Company and NXP pursuant to a merger. All statements, other than historical facts, including statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of NXP following completion of the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of each of the Company and NXP may not be obtained; (2) there may be a material adverse change of the Company or the business of the Company may suffer as a result of uncertainty surrounding the transaction; (3) the transaction may involve unexpected costs, liabilities or delays; (4) legal proceedings may be initiated related to the transaction; (5) there may be difficulties and delays in achieving synergies and cost savings; and (6) other risk factors as detailed from time to time in the Company’s and NXP’s reports filed with the Securities and Exchange Commission (“SEC”), including the preliminary proxy statement/prospectus filed with the SEC by NXP on April 2, 2015 and the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, which are available on the SEC’s Website (www.sec.gov). There can be no assurance that the merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the merger will be realized.

Neither the Company nor NXP undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

On April 2, 2015, NXP filed with the SEC a Registration Statement on Form F-4 which includes a preliminary proxy statement of the Company and a preliminary prospectus of NXP. The Registration Statement has not been declared effective by the SEC and the definitive proxy statement/prospectus is not currently available. Following the Registration Statement having been declared effective by the SEC, NXP and the Company will deliver the definitive proxy statement and prospectus, respectively, to their shareholders. INVESTORS ARE URGED TO READ THE PRELIMINARY PROSPECTUS/PROXY STATEMENT, AND THE DEFINITIVE PROSPECTUS/PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors may obtain the preliminary prospectus/proxy statement, as well as other filings containing information about the Company and NXP, free of charge, from the SEC’s Website (www.sec.gov). Investors may also obtain the Company’s SEC filings in connection with the transaction, free of charge, from the Company’s Web site (www.investors.freescale.com) under the link “Investors Relations” and then under the tab “SEC Filings,” or by directing a request to Freescale Semiconductor, Ltd., 6501 William Cannon Drive West, MD OE62, Austin, Texas 78735, Attention: Secretary. Investors may also obtain NXP’s SEC filings in connection with the transaction, free of charge, on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411.

Participants in the Merger Solicitation

The respective directors, executive officers and employees of the Company and NXP and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding the Company’s directors and executive officers and a description of their interests in the acquisition is set forth in the preliminary proxy statement/prospectus filed with the SEC by NXP on April 2, 2015, and additional information regarding the Company’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 6, 2015, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on March 16, 2015. Information regarding the directors and executive officers of NXP is set forth in its Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the SEC on March 6, 2015. These documents can be obtained free of charge from the sources indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.